Exhibit 99.14

Notice to ASX

UBS Australiasia conference – presentation

12 November 2018

Attached is a presentation to be given by J-S Jacques, chief executive, at the UBS Australiasia conference in Sydney today.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom Illtud Harri M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493 Media Relations, Canada Matthew Klar T +1 514 608 4429	Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom John Smelt T +44 20 7781 1654 M +44 7879 642 675 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Nick Parkinson T +44 20 7781 1552 M +44 7810 657 556	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Rachel Storrs T +61 3 9283 3628 M +61 417 401 018
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404